

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2023

Nik Jhangiani
Chief Financial Officer
COCA-COLA EUROPACIFIC PARTNERS plc
Pemberton House, Bakers Road
Uxbridge UB8 1EZ
United Kingdom

> **Re: COCA-COLA EUROPACIFIC PARTNERS plc**
> **Form 20-F for the fiscal year ended December 31, 2022**
> **Response Dated July 14, 2023**
> **File No. 001-37791**

Dear Nik Jhangiani:

We have reviewed your July 14, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 30, 2023 letter.

Form 20-F filed March 17, 2023

Consolidated Financial Statements
Note 7 - Intangible assets and goodwill
TCCC franchise intangible assets, page 170

1. In your response to prior comment 4 you indicate that the TCCC bottling agreements have a maturity date (with a renewal period) and contain no automatic right of renewal. Please provide us the actual duration terms stipulated in your TCCC bottling agreements, including maturity dates and renewal periods. In addition, please more fully explain to us how the renewal term operates, including whether your TCCC bottling agreements provide for successive renewal periods.

You may contact Kevin Stertzel at (202) 551-3723 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments

Sincerely,

Division of Corporation Finance
Office of Manufacturing